BRF REPORTS NET REVENUE OF R$8.5 BILLION IN THE SECOND QUARTER OF 2016

Net revenue grew 7.6% from the second quarter of last year;

sales of food products in the period surpassed 1 billion tons

São Paulo, July 28, 2016 – Despite the challenging scenario in Brazil, BRF’s net operating revenue advanced 7.6% in the second quarter of 2016 (2Q16) compared to the same period a year earlier to reach R$8.5 billion. Revenue growth was driven by higher average sales prices and sales volume growth. The company sold more than one billion tons of food products worldwide in the period, with Asia and Europe the fastest growing destinations.

BRF also invested R$795 million in the period to support its global expansion and long-term strategy. In the period from April to June, the company concluded the acquisitions of the Argentina-based companies Campo Austral and Calchaquí, increased its equity interest in AKF, an Oman-based distributor, from 40% to 100%, and approved the incorporation of the subsidiary “Sadia Halal,” which will hold assets engaged in the production, distribution and sale of food products for Islamic markets.

The higher prices for corn and soy meal affected the company’s gross profit, which amounted to R$1.9 billion in the period, 24% lower than in 2Q15. Meanwhile, EBITDA amounted to R$944 million, down 31.6% in the same comparison. Industry data show that the higher corn prices and product oversupply peaked in the second quarter of the year, which points to a recovery in the profitability of Brazilian chicken producers.

“In 1Q16, we emphasized that we were facing a very challenging moment for the industry in Brazil. This adverse scenario intensified during the second quarter, with chicken production and supply continuing to expand, corn prices moving towards record highs, the Brazilian real strengthening and further deterioration in the Brazilian economy,” explained Pedro Faria, Global CEO of BRF.

Regional Performance

Although Asia and Europe/Eurasia registered the fastest rates of volume growth in the second quarter compared to the year-ago period, of 42.9% and 15.3%, respectively, Brazil and the Middle East/North Africa (MENA) continue to represent the company’s main markets. Combined, all of the company’s regional units sold 1.1 billion tons of food products in the period.

The Brazilian market proved even more challenging in the second quarter of 2016, when the company recorded a contraction in sales in the country. Net operating revenue in the region came to R$3.6 billion, down 5.3% from the prior-year period. The company sold 495,000 tons of food products in the region in the period.

Meanwhile, the regional unit known as MENA, which includes countries in the Middle East and North Africa, posted substantial growth in its sales of processed items of 56.2% on the same period last year. Meanwhile, net operating revenue in the region was R$1.6 billion, advancing 1.3%.

Net operating revenue in the Asia regional unit came to R$1.2 billion, growing 40.3% on the same period a year earlier. Growth in the region was mainly supported by higher sales volumes due to the full consolidation of the operations of GFS, a Thai company acquired by BRF early this year. Other growth drivers were the additional volumes coming from China and the recovery in prices in Japan.

Net operating revenue in the Europe/Eurasia regional unit was just over R$1 billion, representing growth of 21% on the second quarter of last year. The main factors were sales volume growth and the higher average sales price in Brazilian real. Note that the region’s growth was positively impacted by the consolidation of Universal Meats, another company acquired by BRF at the start of the year.

The Latam regionl unit, which comprises all countries in the Americas except Brazil, posted solid growth in sales of higher-value items, of 25.1% on the second quarter of last year. Note that this growth was associated with the acquisitions of the Argentine companies Campo Austral and Calchaquí, whose results were partially consolidated in the quarter. Net revenue in the region amounted to R$511 million, increasing 11.7% from the same period of 2015.

Net operating revenue in the Africa regional unit amounted to R$199 million, growing 15.3% on the year-ago period. The second quarter of the year effectively marks a new phase for BRF’s operations in Sub-Saharan Africa, with its management team now based in the region and dedicated exclusively to the continent. The strategy in this region remains aligned with the global strategy, i.e., advancing in the value chain and developing unique and branded products.

About BRF

BRF, one of the world’s largest food producers, has 115,000 employees and operates 45 plants in Latin America, five in Asia, two in Europe and one in the Middle East. With a diversified portfolio of over 3,000 products, it exports to more than 120 countries.